SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. ___)

                   LEXINGTON B & L FINANCIAL CORP.
                   -------------------------------
                          (Name of Issuer)

                            Common Stock
                   ------------------------------
                   (Title of Class of Securities)

                             529017 10 5
                        --------------------
                           (CUSIP Number)

Check the following box if a fee is being paid with this statement.

                                (  )

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                                                           Page 2 of 5 Pages

1.   Name of Reporting Person:

     B & L Bank Employee Stock Ownership Plan and Trust ("ESOP")

     S.S. or I.R.S. Identification No. of above person:

     44-0326420

2.   Check the appropriate box if a member of a group*

          (a)  ( X )

          (b)  (   )

3.   SEC USE ONLY

4.   Citizenship or Place of Organization:

     State of Missouri

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power:                                  --

6.   Shared Voting Power:                              101,200

7.   Sole Dispositive Power:                             --

8.   Shared Dispositive Power:                         101,200

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     101,200

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares*

          (  )

11.  Percent of Class Represented by Amount in Row 9:       8.0%

12.  Type of Reporting Person*:  EP

                        *SEE INSTRUCTION

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                                                           Page 3 of 5 Pages

                  Securities and Exchange Commission
                        Washington, D.C.  20549

Item 1(a).  Name of Issuer.

     Lexington B & L Financial Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices.

     919 Franklin Avenue
     Lexington, Missouri  64067-0190

Item 2(a).  Name of Person Filing.

     B & L Bank Employee Stock Ownership Plan and Trust.

Item 2(b).  Address of Principal Business Office.

     Same as Item 1(b).

Item 2(c).  Citizenship.

     See Row 4 of page 2.

Item 2(d).  Title of Class of Securities.

     Common Stock, $.01 par value per share.

Item 2(e).  CUSIP Number.

     See the cover page.

Item 3.     The person filing is an:

     Employee Benefit Plan which is subject to the provisions of the Employee Income Security Act of 1974, as amended.

     This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

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                                                           Page 4 of 5 Pages

Item 4.   Ownership.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.

     (b)  Percent of Class:  See Row 11 of the second part of the cover page.

     (c)  See Rows 5, 6, 7, and 8 of the second part of the cover page.

Item 5.   Ownership of Five Percent or Less of A Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

          (  )

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

     Pursuant to Section 8.8 of the ESOP plan document, B & L Bank has the power to direct the persons who receive dividends on shares held in the plan trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

     This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

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                                                           Page 5 of 5 Pages

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B & L BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:  /s/ Erwin Oetting, Jr.
     ------------------------------------
     B & L Bank, as Plan Administrator
     Erwin Oetting, Jr.
     President

Date:  February 13, 1997

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Exhibit A
---------

                        Identification of Members of Group
                        ----------------------------------

     Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustee shares voting and dispositive power with B & L Bank. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the ESOP Trustees in the same proportion as shares for which directions are received (subject to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the ESOP Trustees (subject to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

     The ESOP Trustees and their beneficial ownership of shares of common stock of the issuer, exclusive of responsibilities as a ESOP Trustees or ESOP sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the ESOP's ownership within this Schedule 13G):

                       Direct Beneficial     Beneficial Ownership
      Name                Ownership          As ESOP Participant
      ----                ---------          -------------------

Erwin Oetting, Jr.         15,000                   996

Steve Oliaro               10,700                    0

Norman Vialle               7,500                    0

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